Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Amended and Restated Hercules Offshore 2004 Long-Term Incentive Plan of our reports dated March 9, 2011, except for the effects of discontinued operations as discussed in Note 1, as to which the date is July 7, 2011, with respect to the consolidated financial statements and schedule of Hercules Offshore, Inc. and the effectiveness of internal control over financial reporting of Hercules Offshore, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2010, as amended and supplemented by a Current Report on Form 8-K dated July 8, 2011, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
August 23, 2011